CONNECTICUT OFFICE

TORONTO OFFICE:

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Bay Adelaide Centre, East Tower

U.S.A.   06784

22 Adelaide Street West, Suite 3400

Sherman, CT

Toronto, Ontario M5H 4E3 Canada

U.S.A.   06784

Toll Free (844) 364-1830

investors@tangoldcorp.com

 www.tangoldcorp.com

Buckreef Gold Mine Development Update

FOR IMMEDIATE RELEASE September 12, 2019

TORONTO, September 12, 2019 (GLOBE NEWSWIRE) -- Tanzanian Gold Corporation’s, (TSX: TNX) (NYSE American: TRX) (the “Company’s”) Board of Directors is pleased to announce several updates on the Buckreef Project including:

➢

the release of a new surface geological map;

➢

a summary of the down-the-hole geophysical survey; and

➢

an update on the Northeast Zone that is still open on strike

One of our primary objectives behind the 2019 drill program has been to pull together data from previous, sometimes patchy and isolated drilling campaigns, and to combine this with new data from the 2019 campaign, and then to pull all the data together into one interpretation of what we have at Buckreef.

As shown on the simplified map, we have now defined a continuous zone of gold mineralization at Buckreef that is at least 1,200 meters long and that extends to depths of at least 450 meters below the surface. This mineralized zone is still open at depth.

Our systematic Phase I and Phase II drilling this year has encountered both lower grade areas, as well as higher grade areas. This kind of distribution of gold, or for that matter the distribution of any other metal, is typical in most orebodies like Buckreef.  We have also encountered quite a number of wider intersections of gold mineralization as we drill deeper. Within these wider intersections are narrow zones of very high grade and areas of lower grades. All of this information is now in our Data Base and our Model.

The Pre-Feasibility study has demonstrated that we already have an attractive open pit project in part of the mineralized zone. Our new Model will help us to improve what we expect to recover from the open pit. Our deeper drilling below the pit bottom is pointing us in the direction of looking to include production of gold possibly from ramps going below the pit bottom.

We will be starting a new more comprehensive metallurgical testing program as well as testing the rock mass characteristics below the current pit bottom. Information from these tests will facilitate an updated Scoping Study of the Buckreef Project.

And once we complete the Phase II drilling, we will initiate a Phase III drill program that is designed to test the ultra-deep areas at Buckreef and thereby extend the mineralized zone even deeper down dip.

Mr. James E Sinclair Executive Chairman of Tanzanian Gold Corporation commented “I hope those reading this release can appreciate the extensive amount of work being undertaken on the Buckreef Gold Project as we continue development of our mine. We are not engaged in the exercise of poking holes praying to hit the glory hole. What is taking place now is a step by step progressive plan that’s been researched, designed and implemented by our technical team, their work has been exemplary and are providing the company with spectacular results”.

New Surface Geological Map

A new surface geological map of the Buckreef Project is now available on the Company's web site at http://www.tangoldcorp.com. This map incorporates the drill results from the recent Phase I and Phase II drill campaigns, as well as advances made in completing the new Geology-Resource Model that was referred to in a press release dated August 1, 2019. The map shows the three main zones of the Buckreef Project and the principal rock types and structures hosting gold mineralization along an estimated strike length of 1200m. The map also shows the surface expression of gold mineralization within an envelope determined by natural cut-off that is an important feature of the Geology-Resource model. See map at the end of the release.

Down-The-Hole Geophysical Survey

The geophysical survey announced in the Company's press release dated August 1, 2019 has been completed. At total of 20 drill holes were surveyed amounting to 5,178m of data thus exceeding the estimates that were the basis of the August 1 press release. Each of these holes was surveyed to determine apparent resistivity, chargeability, spontaneous potential (SP) and lithology.

The gamma ray delineated all the major rock types with great accuracy as well as the degree of shearing in these units. Some of this data is presently being entered in the Company's 3D Geology-Resource model to facilitate greater accuracy in projecting the zones of gold mineralization.

In addition to receiving a detailed geophysical log for each hole from surface to the end of the hole, the Company has also received a Summary Report. This Report indicates that over 30 "moderate" to "very strong" IP Conductivity Anomalies were found in 6 holes. These anomalies appear to correspond to significant sulphide mineralization that often accompanies gold mineralization. The Company will be initiating a follow-up processing of these anomalies based on more detailed calibrations from core samples.

Northeast Zone

Based on the results from several recent drill holes as well as new structural interpretation, the Northeast Zone now appears to have a number of unique attributes not encountered elsewhere at the Buckreef Project, such as a bifurcation of the Main Zone of gold mineralization into two branches.

The Northeast Zone is also characterized by two styles of gold mineralization. One style is typical of shear hosted gold occurrences that includes a suite of alterations in which there are intercepts of gold mineralization, including smaller intercepts of higher-grade gold mineralization. This style is the most common type found at the Buckreef Project.

The second style of mineralization, which has to date only been found in the Northeast Zone, consists of very wide intercepts of alteration and gold mineralization (sometimes over 100m) often at a grade of less than 1.0 g/t Au within which are much narrower zones of higher gold grades. Very high gold grades are uncommon in this style of mineralization.

The Company believes that the second style of mineralization is a manifestation of the degradation of the more typical style of mineralization by post emplacement alternations, due in part to the emplacement of nearby large bodies of granites and porphyries.

A typical drill hole showing this second style of gold mineralization is Hole L21.3-3. This hole shows alteration mineral assemblages and sulphides associated with gold mineralization over approximately 170 m. Within this envelope the hole encountered;

       117.07m at a grading 0.8 g/t Au from 295 m to 412 m, including

 7.2m grading 3.2 g/t Au at 384m, including

       5.3m grading 4.68 g/t Au at 384m which included 1.0m grading 6.2 g/t Au

Hole U20.5-1 encountered 102m of lower grade gold mineralization in two distinct zones that included 68m grading 0.8 g/t Au from 545m to 615m that included 16.0m grading 1.8 g/t Au starting at 557m and 9.0m grading 2.8 g/t starting at 565m;

Hole L23.3 encountered alteration mineral assemblages and sulphides over 380m which included several smaller intersections of higher gold grade including 3.0m grading 2.0 g/t Au; 2.0m grading 3.3 g/t gold including 1.0m grading 4.2 g/t Au and 5.0m grading 1.2 g/t Au; and

Northeast Zone Still Open

The recent drill holes in the Northeast Zone have demonstrated that gold mineralization occurs over considerable vertical distances of alteration mineral assemblages, and that there are several distinct mineralized zones. At present, the company is drilling to test the extension of the gold mineralization as the Northeast Zone is still open along strike.

Looking Ahead

Phase II of the current drilling program is currently focused on completing several more holes in the Northeast Extension and in the South Zone. Information from these holes will help to complete construction of the Geology-Resource model. The bulk of the model extends from surface to about 200m below the open pit bottom as defined in the June 26, 2018 Pre-Feasibility Study.

The Company is planning to initiate a Phase III drill program to test the extent and continuation of gold mineralization to much deeper levels. Phase I of the program was infill drilling within the open pit. Phase II focused on mineralization up to 200m below the pit bottom. Phase III will be testing the ultra-deep potential of the Buckreef Project. Completion of the Geology-Resource model will help to finalize details of the Phase III drill program.

The Company has also started work on several Requests for Proposals (RFP). The first two RFPs will focus on determining rock mass characteristics to help in underground mine design; and follow-up metallurgical testing including pilot plant campaigns. Results from these evaluations will assist in determining the scope of project to take to Final Feasibility.

The Company’s Qualified Person, Mr. Peter Zizhou, has reviewed and approved the contents of this news release. Mr. Zizhou has a Master of Science (Exploration Geology) degree from the University of Zimbabwe (2000) and is a registered professional natural scientist with SACNASP (Reg. No. 400028/08).

Respectfully Submitted,

“James E. Sinclair”

James E. Sinclair

Executive Chairman

For further information, please contact Michael Martin, Investor Relations, m.martin@tangoldcorp.com.com, 860-248-0999, or visit the Company website at www.tangoldcorp.com

N
NorthEast Extension
Main Zone
South Zone
LEGEND
DD_2019 drill holes
RC_2019 drill holes
Mineralization envelope
Shear Zone
Faults
Mineralization Geology-Resource Model
Mylonite_UAR
Granite
Porphyry_Undifferentiated
Gabbroic Basalt
Sheared Basalt
Mafic Basalt
Tanzam 2000
Buckreef Gold Project
Surface Geology Map
Mnekezi Area
Geita District
Tanzania
Author.
Office.Buckreef
Drawing.
0
50
100
200
metres

The Toronto Stock Exchange and NYSE MKT LLC have not reviewed and do not accept responsibility for the adequacy or accuracy of this release

Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission limits disclosure for U.S. reporting purposes to mineral deposits that a company can economically and legally extract or produce. We use certain terms on this news release, such as “reserves”, “resources”, “geologic resources”, “proven”, “probable”, "measured", "indicated", or "inferred" which may not be consistent with the reserve definitions established by the SEC.  U.S. Investors are urged to consider closely the disclosure in our SEC filings.  You can review and obtain copies of these filings from the SEC's website at http://www.sec.gov/edgar.shtml

This news release contains certain forward-looking statements and forward-looking information. All statements, other than statements of historical fact, included herein are forward-looking statements and forward-looking information that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time-to-time with the British Columbia, Alberta and Ontario provincial securities regulatory authorities.

Certain information presented in this release may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on numerous assumptions, and involve known and unknown risks, uncertainties and other factors, including risks inherent in mineral exploration and development, which may cause the actual results, performance, or achievements of the Company to be materially different from any projected future results, performance, or achievements expressed or implied by such forward-looking statements. Investors are referred to our description of the risk factors affecting the Company, as contained in our SEC filings, including our annual report on Form 20-F and Registration Statement on Form F-10, as amended, for more information concerning these risks, uncertainties, and other factors.